Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the shares of common stock, par value $0.0001 per share, of Xynomic Pharmaceuticals Holdings, Inc. shall be filed on behalf of the undersigned.

Date: May 30, 2019

By:	/s/ Wentao Jason Wu
Name:	Wentao Jason Wu

Grand Ascent Group Limited

By:	/s/ Yimei Zhang
Name:	Yimei Zhang
Title:	Chairman of the Board

By:	/s/ Yimei Zhang
Name:	Yimei Zhang